INVEST IN **DEEPR®**

#1 Music Discovery Platform For Artists, Creators And Brands. Shazam Meets IMDB!

PITCH VIDEO | INVESTOR PANEL



Shazam meets IMDB!
Deepr®
Dive Deepr and discover all music creators behind the music 10x faster
Deepr View
Find a Song
TAP TO RECOGNIZE AUDIO
Skate
Silk Sonic
WIDGET
Dance To The Music
Sly and the Family Stone
Sly Stone
Show More Songs

deeprmusic.com Atlanta GA





Technology | Entertainment | Minority Owned | B2B | Music



LEAD INVESTOR

Johnathan George Music Lover and SMB Investor

As I think back over the small and big moments in my life, what has been with me every step of the way... Music. It has been with me from the birth of my children to the death of my father, from my greatest heartaches to my greatest triumphs. Music is the constant companion that you can always rely on, there for you when you need it, during those dark times and ready to party with you all night long. We celebrate the music and artists that lift us up. As a small business investor, a person who works in Big Tech and a lover of music. I see great potential for Deepr to help in disrupting the music industry and potentially the entertainment industry. I want to be a part of that driving force. With the industry knowledge and the technical talent this team has brought together I know that I'll be lifting up artists with Deepr for a long time.

Invested $1,000 this round

Learn about Lead Investors

Highlights

1. 🎵 $400M Market opportunity for brands to leverage music experiences thru the Deepr® product suite
2. 💰 $375K raised from music execs, F/F, and investors in support of the Deepr® value proposition
3. 📲 +10,000 iOS & Android downloads of the Deepr® app, since Q4 2019
4. 🔒 IP: Patents pending in the US & International markets. Federal USPTO trademark granted for Deepr®

Our Team



Austin Webster Founder & CEO

15 years experience in design & product/software development working with teams both domestically & internationally to deliver products to Fortune 500 retailers. Austin brings a robust design & product-focused approach to leading Deepr.

Deepr® is a tool to get behind the music. As a passionate music lover I was extremely dissatisfied and frustrated. I couldn't find the information behind the sound. I wanted to unlock the magic and celebrate the creators. There had to be a better and faster way to discover music.



Darrell Thompson Co-Founder & COO



Darrell Thompson Co-Founder & COO

Over 30 years experience as an entertainment attorney, including working at Motown Records under the direction of Mr. Clarence Avant. Darrell's strength lies in his strong personal relationships with both top creators and industry executives.



Anil Prasad Chief Architect

25+ years experience in information technology & various technology industry domains within the areas of data services, media & entertainment, telecommunication systems, and mobile commerce.



Scott Smith UX Design Lead

20+ year music industry veteran with human-centered design expertise and 10 years of professional consulting experience in the Big 4. Scott has delivered consistent business impact through research insights and analysis.

What is Deepr?®

Deepr® is an innovative platform that amplifies the connection between artists, creators, and music listeners globally through the quick, in-depth discovery and personalized curation of music in real-time.

The #1 Music Discovery Platform for Artists, Creators, Fans & Brands.

We are Deepr®: Shazam meets IMDB for Music...first the MUSIC...THEN the CREATORS....THEN the DISCOVERY MAGIC.

Deepr® is a product suite that is reimagining music data, impacting three significant music segments:

Creators


Consumers


Content Providers




The #1 Music Discovery Platform
for Artists, Creators, Fans & Brands





Our business model revolves around the services and technology licensing of the Deepr® Widget.

The Problem

Music Data Has Not Been Used To Its Full Potential

Music Data Has Not Been Used To Its Full Potential

Technology in music has come a long way, but creators, consumers, and content providers are still losing time, effort, and money when optimizing the music experience.


Creators
need recognition and visibility for their credits and roles in music.
Consumers
have to navigate millions of songs to find what they like.
Content-providers
need innovative experiences to differentiate their content, in order to drive business impact and engagement on their platforms.

The Market

- The Total Addressable Market Music Industry is positioned to be **$131B** by 2030.
- We are impacting **three growth segments**: video-on-demand content, streaming music content, and brand licensing.
- Deepr® has identified a serviceable obtainable market of **$400M** through 2030.


Total Music Industry
$131B By 2030
Video On Demand Content
$87.1B by 2024
Deepr®
Music Copyright Global Value
$30.9B in 2018

The Solution

The Deepr® App Supercharges Discovery Based on Creator Roles

Deepr® has reimagined music data through patent-pending technology and analytics, designed to provide creators, consumers, and content providers with the ultimate music experience.


TAP TO RECOGNIZE AUDIO
B2B
Deepr®
App
Our consumer facing music streaming discovery app that utilizes our patent pending interactive metadata.
App Store
Google Play
Widget
Integrates music and experiential interactions to generate engagement and can be fully customized for any customer's web based platform.

Database
20M+ Tracks **8M+ Creators**

Google for Startups

Awarded $50K from the Google Black Founders Fund

SCAD
The University for Creative Careers

Supported by the Savannah College of Art of Design
with $100K investment & ongoing resources



Deepr is in action, our database is live with growing assets.

20M+ Tracks   •   **8M+ Creators**   •   **10K+ App Downloads**

Business Model

Our business model revolves around the services and
technology licensing of the Deepr® Widget.

revenue
Development Fee
One time fee charges to
customers for inital integration

revenue
Licensing Fees
Ongoing fees charges to customer
as negotiated per episode, movie,
exhibit, or time range.

revenue
Deepr® Insights & Analytics
Custom insights and analytics dashboard that
provides content-providers with the tools needed
to best understand their users interactions with
the Deepr® Widget & App.



Invest in Deepr®

As you can see, we've already come a long way, and we're just getting started.

The Deepr® App is free and available for iOS and Android devices. It solves a problem that no other app does, by bringing interactive information to your fingertips for music enjoyment and discovery. Our patent-pending technology enables this unique experience.

The Deepr® Widget is an extension of this technology and is our primary monetization strategy for brand partnerships where music is a key part of the experience. We have developed key partnerships by leveraging our experience and deep network in the entertainment industry. Video on Demand, museums, and streaming music content are all prime opportunities to monetize our technology. Catch the wave now of the global music industry impact poised to be **$131 B by 2030.**


As the Deepr ecosystem grows, we will be able to leverage and monetize this information for music industry participants in a number of ways.
1
2
3
4

1 Full Spectrum of Credits for Behind-The-Scenes Creators

Behind-the-scenes creators with large catalogs will be able to demonstrate their full spectrum of credits.

2 Resources for Indie Creators

Indie creators will have resources to promote their work and become more visible to the masses.

3 Quantifiable Data for Label Executives

Deepr® will enable executives to see in real-time their quantifiable artist data to help the artist secure deals and negotiate pricing.

4 Ease & Flexibility for DJs

DJs will be able to leverage a producer's sound, a samples playlist, or even host themed events around the use of the Deepr® technology to create custom playlists in a snap.

Social Validation



ericbellinger S/O to Twitter for showin the love today! Man! Y'all remember them lil booklets that came in the CD case wit the writing credits in em? I miss those lol Luckily now we have @deeprmusic the app that allows you to create playlists off your favorite songwriters & producers discography!



iyliyah So I'm realizing now that almost my favorite songs from other artists have been written by you. Wow 🔥🔥🔥🔥



quellovesorangesoda @deeprmusic this might be the app I've been looking for my whole life!! Excited to go Deepr!!

Final Word

At the end of the day, music is at the heart of everything we do.

The storytelling of a creator and collaborator is as compelling as our own lived experience when we hear a new or favorite song. Deepr® is the connective tissue that bonds artists and listeners together like never before.

Contribute, join us on our socials, follow us for updates, and let's Dive Deepr!®

Investor Perks

	$250	$500	$5K
Receive 12 song credits for the Deepr® Creator Program (DCP)	✅	✅	✅
Receive a Deepr® t-Shirt		✅	✅
Private Online Virtual Concert By **Eric Bellinger** Platinum Recording Artist & Songwriter			✅

What Is The Deepr® Creator Program (DCP)?

The Deepr® Creator Program (DCP) is the destination for creators and/or their representatives to submit their song credits for a small fee, to make sure their creations are seen and heard in the Deepr app and widget.

Note: All of our investor perks include 12 song credits for you to use or share.



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